VEON

VEON discloses April YTD trading update at its AGM

Amsterdam, 31 May 2024 07:00 CEST –

VEON April YTD 2024 Highlights

- Total revenue of USD 1,278 million, +8.6% YoY (+12.9% YoY in local currency)
- Service revenue of USD 1,226 million, +7.5% YoY (+11.7% YoY in local currency)
- EBITDA of USD 528 million, +2.1% YoY (+6.4% YoY in local currency)
- VEON appoints UHY LLP as auditors for VEON Group's 2023 PCAOB audit

VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services ("VEON or, together with its subsidiaries, the "Group") will report its key financial highlights for the first four months of 2024 ("4M24") at the Annual General Meeting of shareholders ("AGM") being held today.

During the first four months of 2024, the Group demonstrated accelerated growth. Reported currency revenues for the first four months of 2024 saw an 8.6% increase compared to the previous year; and local currency revenues increased by 12.9% year-on-year. Five out of VEON's six operating countries demonstrated reported currency revenue growth during this period; and Kyivstar started stabilizing its year-on-year performance in April while continuing to serve Ukraine with dedication.

"The robust results for the first four months of 2024 reflect the successful execution of VEON's Digital Operator strategy, which continues to drive our accelerated top-line growth. Our revenues for 4M24 have increased by nearly 9% year-on-year in reported currency, and almost 13% in local currency terms, fueled by strong performance across our operations and supported by positive FX developments in some of the markets. I would like to thank our Board for their guidance as we continue to execute our strategy successfully, and our shareholders for their continued trust," **said Kaan Terzioglu, VEON Group CEO.**

The table below details 4M24 and 4M23 revenues and EBITDA and YoY trends for the Group on a country-by-country basis:

USD million (unaudited)	4M24	4M23	YoY (reported)	YoY (local currency)
Total revenue	**1,278**	**1,178**	**8.6%**	**12.9%**
Ukraine	262	303	(13.5%)	(8.8%)

Pakistan	435	355	22.3%	28.8%
Kazakhstan	287	236	21.7%	20.4%
Bangladesh	190	185	2.3%	6.1%
Uzbekistan	89	84	5.2%	16.0%
Kyrgyzstan	18	17	8.7%	11.7%
Service revenue	**1,226**	**1,141**	**7.5%**	**11.7%**
Ukraine	259	301	(14.0%)	(9.3%)
Pakistan	395	331	19.3%	25.5%
Kazakhstan	280	228	22.6%	21.4%
Bangladesh	188	182	2.9%	6.7%
Uzbekistan	88	84	5.0%	15.8%
Kyrgyzstan	18	17	8.5%	11.5%
EBITDA	**528**	**517**	**2.1%**	**6.4%**
Ukraine	137	176	(22.3%)	(17.9%)
Pakistan	195	162	19.8%	25.9%
Kazakhstan	157	124	26.5%	25.2%
Bangladesh	63	68	(7.7%)	(4.3%)
Uzbekistan	32	37	(13.7%)	(4.9%)
Kyrgyzstan	6	7	(2.1%)	0.6%

The full AGM presentation is available on the VEON Group website at https://www.veon.com/investors/equity-investors/agm/.

AGM 2024 webcast and dial-in

To register and access the AGM, please click here or copy and paste this link to the address bar of your browser:
https://veon-global.zoom.us/webinar/register/WN_MIk2L-TtQIyd5KscROF38g

Once registered, you will receive a registration confirmation message at the email address provided during registration with the link to access the webcast and dial-in details to listen to the webcast over the phone.

We strongly encourage you to watch the event through the Zoom link, but if you prefer to dial in, then please use the dial-in details.

About VEON

VEON is a global digital operator that currently provides converged connectivity and online services to about 160 million customers in six dynamic markets. We transform people's lives, empower individuals, create opportunities for greater digital inclusion and drive economic growth across countries that are home to more than 7% of the world's population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext Amsterdam, and has a broad investor base. For more information visit: https://www.veon.com.

Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward- looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. VEON’s 4M24 results presented in this press release are, unless otherwise stated, based on IFRS, using internal management accounts, are the responsibility of management and are subject to financial closing procedures which have not yet been completed and have not been externally audited, reviewed or verified. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the quarter or any future period. Contact Information VEON Investor Relations Faisal Ghori ir@veon.com